# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Galmed Pharmaceuticals Ltd., CIK 0001595353
CUSIP: M47238148
Title of class of securities: Ordinary shares, NIS 1.80 par value per share
Address of issuer's principal executive offices: c/o Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan, Illinois (IL), 5250608
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001144204-15-001981
Filed by CIK 0001630334

## Reporting persons
- Allen Baharaff: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 44,128; shared voting power 0; sole dispositive power 44,128; shared dispositive power 0; aggregate amount beneficially owned 44,128 (2.6% of the class)
  Comment: Includes (i) 17,778 ordinary shares beneficially owned by the Reporting Person, (ii) 16,081 ordinary shares of the Issuer issuable upon the exercise options and RSU's that are currently exercisable or will be exercisable within 60 days after December 31, 2024 (the "Options") and (iii) 10,269 ordinary shares of the Issuer that were previously held by G. Yarom Medical Research Ltd. that were distributed to the Reporting Person and held by the Reporting Person as of December 31, 2024. On September 30, 2024, G. Yarom Medical Research Ltd. voluntarily dissolved and wound up its operations and distributed its assets on a pro rata basis to its members. Mr. Allen Baharaff served as the controlling shareholder and chairman of the board of directors of G. Yarom Medical Research Ltd. prior to its dissolution. The number of ordinary shares beneficially owned by the Reporting Person reflects the one-for-twelve reverse share split of the Issuer's Ordinary Shares, made effective August 29, 2024. Based on 1,664,883 ordinary shares of the Issuer issued and outstanding as of December 31, 2024, plus the 16,081 ordinary shares of the Issuer issuable upon the exercise of Options and RSU's, which amounts were provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Galmed Pharmaceuticals Ltd.
Address of issuer's principal executive offices: c/o Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan, IL, 5250608

## Item 2. Person Filing
Name of person filing: Mr. Allen Baharaff
Address of principal business office or, if none, residence: c/o Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608 Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 44,182
Percent of class: 2.6%
Sole power to vote or to direct the vote: 44,182
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 44,182
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Allen Baharaff: /s/ Allen Baharaff, Allen Baharaff (02/18/2025)